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                                     FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

     (Print or Type Responses)

________________________________________________________________________________
1.   Name and Address of Reporting Person*

    Clemens                         Peter               A.
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   (Last)                           (First)             (Middle)

C/o Halsey Drug Co., Inc. 695 N. Perryville Rd. Bldg. 2
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                                    (Street)

   Rockford,                        Illinois             61107
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Halsey Drug Co., Inc.         Symbol: HDGC
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________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person, if an entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     10/00
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________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

       Vice President and Chief Financial Officer
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                   2.               Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                 Transaction      (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                  Date             ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                        (Month/Day/Year)   Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (over)
*See Footnote 2 on Table II

                                                                          (Over)

                                                                          1 of 2

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

5% Convertible
Senior Secured                                                                Common
Debentures         $1.404   3/10/98   A         (1)          3/10/98  3/15/03  Stock     71,225                      D
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                                                                              Common
Warrants           $1.404   3/10/98   A         (1)          3/10/98  3/15/05  Stock     10,791                      D
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                                                                              Common
Warrants           $2.279   3/10/98   A         (1)          3/10/98  3/15/05  Stock     10,526            92,542    D
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5% Convertible
Senior Secured                                                                Common
Debentures         $1.404   6/12/98   A         (2)          6/12/98  3/15/03  Stock     17,121                      D
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                                                                              Common
Warrants           $1.404   6/12/98   A         (2)          6/12/98  3/15/05  Stock      2,594                      D
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                                                                              Common
Warrants           $2.279   6/12/98   A         (2)          6/12/98  3/15/05  Stock      2,530            114,787   D
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Non-qualified                                                                 Common
Stock Options      $2.375   2/19/98   A                         (3)   2/19/08  Stock     300,000           414,787   D
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5% Convertible
Senior Secured                                                                Common
Debentures        $1.1312    4/1/99   A         (5)           4/1/99  3/15/03  Stock      1,370                      D
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Non-qualified                                                                 Common
Stock Options      $1.125   4/12/99   A         (4)          4/12/00  4/12/09  Stock     100,000           516,157   D
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5% Convertible
Senior Secured                                                                Common
Debentures        $2.4250    7/1/99   A         (5)           7/1/99  3/15/03  Stock        647            516,804   D
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Non-qualified                                                                 Common
Stock Options      $1.875   2/17/00   A         (4)          2/17/01  2/17/10  Stock     125,000           641,804   D
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5% Convertible
Senior Secured                                                                Common
Debentures         $1.722    4/1/00   A         (5)           4/1/00  3/15/03  Stock        923            642,727   D
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Non-qualified                                                                 Common
Stock Options     $1.1125   6/29/00   A         (4)          6/29/01  6/29/10  Stock     100,000           742,727   D
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5% Convertible
Senior Secured                                                                Common
Debentures        $1.1125    7/1/00   A         (5)          7/01/00  3/15/03  Stock       1,446           744,173   D
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5% Convertible
Senior Secured                                                                Common
Debentures        $.9071    10/1/00   A         (5)         10/01/00  3/15/03  Stock       1,709           745,882   D
====================================================================================================================================

EXPLANATION OF RESPONSES:

(1) Purchased in connection with a private offering on March 10, 1998 consisting of a Convertible Debenture convertible at any time and Stock Purchase Warrants (10,791 shares of which are presently exercisable at $1.404 per share and 10,526 shares of which are presently exercisable at $2.279 per share).
(2) Acquired pursuant to an option exercise in June 1998, consisting of: (i) a Convertible Debenture, convertible at any time, (ii) Warrants to purchase shares of common stock (2,594 shares of which are presently exercisable at $1.404 per share and 2,530 shares of which are presently exercisable at $2.279 per share).
(3) Options vest quarterly, with 25,000 options vesting every quarter effective May 1, 1998.
(4) Options vest 25% annually.
(5) Certain quarterly interest payments are paid in the form of convertible debentures.



         /s/ Peter A. Clemens                               November 1, 2000
---------------------------------------------            -----------------------
             Peter A. Clemens
        Signature of Reporting Person                             Date



    Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.